SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$645,000,000	None (1)
Medium-Term Notes	US$-	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Level 6, 123 Albert Street Brisbane, Queensland 4000 Australia	Jim Murphy Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4001 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(ix) the Government of Queensland’s Consolidated Financial Statements for the fiscal year ended June 30, 2015, as Exhibit (c)(x) the report entitled “State Budget 2015-16 Mid Year Fiscal and Economic Review”, as Exhibit (c)(xi) the announcement entitled “Queensland Treasury Corporation reduces its 2015-16 indicative borrowing program by AUD600 million” and as Exhibit (g)(iii) the consent of Mr. Andrew Greaves, as Auditor-General, State of Queensland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 17th day of December, 2015.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
Name: Philip Noble
Title: Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 17th day of December, 2015.

GOVERNMENT OF QUEENSLAND

By:	/s/ Dennis Molloy
on behalf of
Name: The Honourable Curtis Pitt MP
Title: Treasurer

INDEX TO EXHIBITS

Exhibit (c)(ix) –	Government of Queensland’s Consolidated Financial Statements for the fiscal year ended June 30, 2015.

Exhibit (c)(x) –	Report entitled “State Budget 2015-16 Mid Year Fiscal and Economic Review”.

Exhibit (c)(xi) –	Announcement entitled “Queensland Treasury Corporation reduces its 2015-16 indicative borrowing program by AUD600 million”.

Exhibit (g)(iii) –	Consent.